UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018; and

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018.

Item 1 – Information Contained in this Form 6-K Report

Supplemental Indenture and Seaspan Investment Amended and Restated Pledge and Collateral Agent Agreement Relating to 5.50% Senior Notes due 2025

As previously announced, on March 30, 2018, Seaspan Corporation (the “Company”) caused Seaspan Investment I Ltd. (“Seaspan Investment”) to enter into a pledge agreement, dated as of March 26, 2018 (the “Original Pledge Agreement”), by and between Seaspan Investment and The Bank of New York Mellon, as trustee (the “Trustee”), pursuant to which Seaspan Investment pledged 100% of its equity interests of Greater China Intermodal Investments LLC (“GCI”) as collateral for the 2025 Notes (as defined below).

On June 8, 2018, the Company obtained the consent (the “Consent”) from the holders (the “2025 Noteholders”) of the 5.50% senior notes due 2025 (the “2025 Notes”), issued pursuant to a base indenture, dated as of October 10, 2017 (the “Base Indenture”), by and between the Company and the Trustee, as amended and supplemented by a second supplemental indenture, dated as of February 14, 2018 (the “Second Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a third supplemental indenture, dated as of February 22, 2018 (the “Third Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fourth supplemental indenture (the “Fourth Supplemental Indenture”), dated as of March 22, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fifth supplemental indenture, dated as of March 26, 2018 (the “Fifth Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, and a sixth supplemental indenture, dated as of March 26, 2018 (the “Sixth Supplemental Indenture” and, together with the Base Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture, the “Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee to, among other things: (i) amend and restate the Original Pledge Agreement; (ii) amend the definition of “Permitted Security” in the Indenture, in each case, to permit (x) $250.0 million aggregate principal amount of 5.50% Senior Notes due 2026 to be issued by the Company in January 2019, as previously announced on March 14, 2018, (y) up to $400.0 million aggregate principal amount of term loans and (z) up to $150.0 million aggregate principal amount of revolving loans and letters of credit to be secured on a pari passu basis with the 2025 Notes to include any Additional Secured Obligations, as that term is defined in the Amended and Restated Seaspan Investment Pledge Agreement (as defined below); (iii) release Seaspan Crew Management India Private Ltd. (“Seaspan India”) from its guarantee of the 2025 Notes and the Indenture; and (iv) amend the indenture to include a covenant for the Company to, and to cause Seaspan India to, use its commercially best efforts to cause Seaspan India to provide a valid guarantee of the 2025 Notes, which will include all commercially best efforts to apply for and obtain Indian regulatory approval to permit Seaspan India to provide such guarantee.

In connection with the Consent, the Company entered into, or caused Seaspan Investment and/or one or more of the Company’s other subsidiaries, to enter into the following agreements and supplemental indentures:

(i)	a seventh supplemental indenture, dated as of June 8, 2018 (the “Seventh Supplemental Indenture”), by and among the Company, the subsidiary guarantors specified therein and the Trustee, pursuant to which the modifications that were approved by the 2025 Noteholders as part of the Consent became operative; and

(ii)	an amended and restated pledge agreement and collateral agent agreement, dated as of June 8, 2018 (the “Amended and Restated Seaspan Investment Pledge Agreement”), by and among the Company, Seaspan Investment, the Trustee and The Bank of New York Mellon, as collateral agent, pursuant to which certain additional secured obligations were secured by the collateral on a pari passu basis with the existing secured obligations.

The Seventh Supplemental Indenture and the Amended and Restated Seaspan Investment Pledge Agreement are filed as exhibits 4.8 and 4.9, respectively, to this Report on Form 6-K and are incorporated herein by reference. The descriptions of the Seventh Supplemental Indenture and the Amended and Restated Seaspan Investment Pledge Agreement in this Report on Form 6-K are each a summary and are qualified in their entirety by the terms of the Seventh Supplemental Indenture and the Amended and Restated Seaspan Investment Pledge Agreement, respectively.

Exhibit Index

Exhibit No.	Description

4.1	Indenture, dated as of October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on October 12, 2017).

4.2	Second Supplemental Indenture, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 14, 2018).

4.3	Third Supplemental Indenture, dated as of February 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.4	Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.5	Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.6 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.6	Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.7	Seaspan Investment Pledge Agreement, dated as of March 26, 2018, between Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.8	Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee.

4.9	Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: June 11, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson Title: Chief Financial Officer